

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2024

Shinichiro Haga
Lead Executive Officer and Senior General Manager, Corporate Strategy
Asahi Kasei Corporation
1-1-2 Yurakucho, Chiyoda-ku
Tokyo, Japan 100-0006

> **Re: Asahi Kasei Corporation**
> **Calliditas Therapeutics AB**
> **Schedule TO-T/A filed August 1, 2024 by Asahi Kasei Corporation**
> **File No. 005-91523**

Dear Shinichiro Haga:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule TO-T/A filed August 1, 2024
Questions and Answers About the U.S. Offer, page 3

1. We note your response to comment 3 in our prior comment letter. It continues to be unclear whether you are reserving the right to rely on the guidance provided in Section II.C.5 of SEC Release No. 34-58597 (Sept. 19, 2008). If so, the offer materials must be revised to comply with the conditions to reliance on that guidance, and you should describe in your response letter how you will satisfy the procedural requirements to rely on it, including with respect to the requirement that the offer remain open for at least five U.S. business days after reducing the minimum offer condition. In this regard, we note that you have not provided for a subsequent offering period. If you do not intend to rely on the guidance, note that any change in the minimum offer condition below the current 90% minimum needed to conduct a second-step "squeeze out" under Swedish law would constitute a material change requiring that the offer remain open (with withdrawal rights) for at least five U.S. business days after the change.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions